Symetra Life Insurance Company
777 108th Ave NE, Suite 1200
Bellevue, WA 98004

Ladies and Gentlemen:

This opinion and consent is furnished in connection with the filing of the Registration Statements on Form N-6 by Symetra Separate Account SL of Symetra Life Insurance Company (the "Separate Account") and Symetra Life Insurance Company ("Symetra") for Symetra Milestone VUL-G Individual Flexible Premium Variable Life Insurance Policy (the "Policy") and covers an indefinite number of units of interests in the Separate Account. Net premiums received under the Policy may be allocated by Symetra to the Separate Account as described in the Prospectus forming a part of the Registration Statement.

I am familiar with the Policy provisions. I am also familiar with the description contained in the Prospectus and Statement of Additional Information. In my opinion:

•	The representative expenses shown are for a 45 year old male, Standard non-nicotine user. These classifications are representative of the markets in which the Policies will be sold.

•
The rate structure of the Policy has not been designed and the rates shown under "Symetra Separate Account SL Fee Table" in the Prospectus have not been selected so as to make the relationship between premiums and benefits more favorable for persons of the ages illustrated than for persons at other ages or different gender.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

/s/ Michael A. Polonsky

Michael A. Polonsky
Senior Actuary